PATRICK J. DOOLEY +1 212.872.1080/fax: +1 212.872.1002 pdooley@akingump.com

July 5, 2013

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Health Management Associates, Inc.

Preliminary Consent Statement on Schedule 14A

Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.

Soliciting Materials Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.

File No. 1-11141

Dear Ms. Ledbetter:

On behalf of our clients, Glenview Capital Partners, L.P., Glenview Capital Master Fund, Ltd., Glenview Institutional Partners, L.P., Glenview Offshore Opportunity Master Fund, Ltd., Glenview Capital Opportunity Fund, L.P., Glenview Capital Management, LLC and Larry Robbins (collectively, “Glenview”), we hereby submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 2, 2013 (the “Comment Letter”), with respect to the Preliminary Consent Statement on Schedule 14A filed by Glenview with the Commission on June 25, 2013 (the “Preliminary Consent Statement”) and the soliciting material filed pursuant to Exchange Act Rule 14a-12 by Glenview with the Commission on June 25, 2013.

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Consent Statement. In addition, Glenview is simultaneously filing a revised Preliminary Consent Statement with the Commission to, among other matters, amend the Preliminary Consent Statement in response to the Comment Letter.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

1.	We note that the filing refers stockholders to information expected to be contained in the company’s consent revocation statement. We further note the following statement on page 27: “If the Company does not distribute a consent revocation statement to its stockholders prior to the consummation of this Consent Solicitation, Glenview will distribute to the stockholders a supplement to this Consent Statement containing such disclosures prior to its final delivery of consents to the Company.” We assume that the participants intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. If the company has not filed a consent revocation statement by the time the participants disseminate their consent solicitation statement, the participants may refer to the information contained in the company’s definitive proxy statement filed on April 8, 2013, in lieu of including the information in their consent solicitation statement. We believe that the undertaking to deliver such information in a supplement “prior to [Glenview’s] final delivery of consents to the Company” is insufficient.

Response:

The Consent Statement has been revised on page 28 in accordance with the Staff’s comment.

2.	Please revise to affirmatively state the effects and financial consequences to the company if the proposals are approved. We note that it appears that the removal of all of the current directors would constitute a change of control, fundamental change or event of default under the agreements.

Response:

The Consent Statement has been revised on pages 5-7 in accordance with the Staff’s comment.

3.	Please disclose in greater detail the basis for the participants’ belief that the company’s indebtedness under the Credit Agreement, the 2020 Senior Notes, the Convertible Notes and the 2016 Senior Notes “would be able to be refinanced due to the availability of credit in the marketplace and the Company’s financial position.”

Response:

The Consent Statement has been revised on pages 5-7 in accordance with the Staff’s comment.

4.	Where the participants state that the 2020 Senior Notes and the Convertible Notes “currently trade at significant premiums to par,” disclose the premiums.

Response:

The requested information has been added on page 6. We supplementally advise the staff that such premium information was provided by Interactive Data.

5.	Refer to the paragraph on page 10 beginning, “Except as set forth in this Consent Statement (including the Annexes hereto)....” Please revise this paragraph to provide parenthetically specific cross references to the exceptions to which you refer.

Response:

Specific cross references have been added on page 10.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

6.	Please disclose the basis for the statement on page 11 that “Glenview routinely tried to engage the Company’s senior management” and that “the Company’s senior management was not receptive to considering such suggestions from one of its largest stockholders.” Although Glenview has been “accumulating its current position in the Company in March 2011,” the disclosure only recounts Glenview’s communication attempts beginning on May 10, 2013.

Response:

The Consent Statement has been revised on page 11 in light of the Staff’s comment.

7.	Refer to the following statement on page 12: “On May 17, 2013, having failed to receive answers satisfactory to Glenview as to the detailed list of issues expressed in its memorandum, Glenview submitted its proxy votes for the annual meeting, withholding votes for all directors and voting against the compensation proposals.” Please advise us, with a view toward revised disclosure, whether the participants voted all of the shares that they collectively controlled at the time of the annual meeting. For instance, we note that the participants reported shared voting power over 37,757,583 shares in the Schedule 13D filed on May 6, 2013, and that, according to the company’s Form 8-K filed on May 22, 2013, Mr. Robert A. Knox, the company director with the highest number of votes withheld, had 35,244,167 votes withheld.

Response:

Glenview supplementally confirms that it voted all of the shares of Common Stock which it had the ability to vote as of the record date for the 2013 Annual Meeting of Stockholders in the manner disclosed in the Consent Statement. Certain shares owned by Glenview as of the record date were held in margin accounts and Glenview did not have the ability to vote all such shares as of such record date at the Annual Meeting, even though it had the right to acquire voting rights over such shares. Revised disclosure has been added on page 12.

8.	Refer to the following statement on page 12: “In response to certain statements made by the Company in connection with its announcement of the poison pill, including a suggestion that Glenview would be able to acquire 75% of the Company’s stock as a result of the filings, Glenview publicly released a Statement of Clarification on May 28, 2013, regarding its holdings in the Company, which specifically noted, among other things, that Glenview had no present intention or future plan to buy 75% of the Company.” Please revise to identify the statements made by the company suggesting “that Glenview would be able to acquire 75% of the Company’s stock as a result of the filings[.]” Clarify the basis for the reference to 75%.

Response:

The Consent Statement has been revised on page 12 in accordance with the Staff’s comment.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

9.	We note the statement that Proposal 1 would “repeal any amendment or modification by the Board of the Current Bylaws made after December 6, 2010 and on or prior to the effectiveness of this Consent Solicitation,” where the “Current Bylaws” is defined as “the Amended and Restated Bylaws of the Company (the ‘Bylaws’) filed with the Securities and Exchange Commission dated on [sic] December 7, 2010[.]” Please revise to clarify the apparent discrepancy. In other words, clarify whether Proposal 1 would remove the advance-notice provision adopted on December 7, 2010. Also disclose in this section whether there have been any amendments or modifications to the bylaws since the date chosen.

Response:

The Consent Statement has been revised on pages 1, 4, 13 and the Consent Card has been revised to change the reference from December 6 to December 7. As a result, Proposal 1 would only remove amendments to the Current Bylaws adopted after December 7, 2010. Additional disclosure has been added on page 13 stating that, to the knowledge of Glenview, there have not been any amendments or modifications to the bylaws since December 7, 2010.

10.	Please disclose in this section the basis for the participants’ belief that “these provisions [do not] apply to an election of directors pursuant to a consent solicitation.”

Response:

The Consent Statement has been revised on page 14 in accordance with the Staff’s comment.

11.	Please disclose in this section the basis for the participants’ belief that “stockholders would also be permitted to fill vacancies pursuant to Delaware law.”

Response:

The Consent Statement has been revised on page 15 in accordance with the Staff’s comment.

12.	Please revise to clarify the reference on page 20 to the “leadership positions” in which Mr. Shulman served at Cigna and at Kaiser Permanente. Disclose the positions that he held.

Response:

The Consent Statement has been revised on page 20 in accordance with the Staff’s comment.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

13.	Please revise to state that there is no assurance that any of the company’s directors will serve with any of the participants’ nominees, if elected.

Response:

The Consent Statement has been revised on page 22 in accordance with the Staff’s comment.

14.	Refer to the following statement on page 21: “If fewer than eight existing directors are removed, then it is our intention that the Nominees who are proposed to fill the vacancies resulting from the removal of such existing directors be appointed in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filing the first available vacancy.” Please reconcile this statement with the disclosure on page 23 that stockholder action by written consent requires the consent of holders of at least a majority of the shares entitled to be voted on the matter at any annual or special meeting. In other words, clarify the threshold for approval of each nominee.

Response:

The Consent Statement has been revised on page 22 to clarify the threshold required for election of each Nominee in accordance with the Staff’s comment. Certain conforming changes have been made in light of the determination to add a ninth person to the slate of nominees.

15.	We note the statement that proxies may be solicited by mail, facsimile, Internet and by advertisements. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). Please confirm your understanding in this regard. We further note the statement that proxies may be solicited in person and by telephone. Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard.

Response:

We confirm on behalf of Glenview that all written solicitation materials must be filed with the Commission on Schedule 14A, and that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party solicitors or the participants themselves, must be filed under the cover of Schedule 14A.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

16.	Please revise to include the total expenditures to date, since that amount is known.

Response:

The Consent Statement has been revised on page 27 to include total expenditures to date.

17.	Please highlight the proposed revisions in Annex III with underlined, bold-face text, consistent with the presentation of the revisions in Annex II.

Response:

The Consent Statement has been revised on page II-3 in accordance with the Staff’s comment.

18.	Please revise to indicate in bold-face type at the top of the consent card that the solicitation is not on behalf of Health Managements Associates, Inc. See Rule 14a-4(a). We note that you have included this language at the end of the card.

Response:

The Consent Card has been revised on page C-1 in accordance with the Staff’s comment.

19.	We note that Proposal 2 refers stockholders to Annex II, which is unrelated to Proposal 2. Please correct this disclosure to refer to Annex III.

Response:

The Consent Statement and the Consent Card have been revised to clarify that Proposal 2 relates to Annex II and Proposal 3 relates to Annex III.

20.	Please revise Proposal 5 to state that it is conditioned on the approval of Proposal 4. See Rule 14a-4(a)(3).

Response:

The Consent Card has been revised on page C-2 to address the Staff’s comment.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

21.	Refer to the following statement on page 2: “Consistent with the desire to constitute a fresh, independent board, there are no current or former Glenview employees offered as nominees.” In future filings, please reconcile this statement with the participants’ disclosure that each nominee will receive from Glenview $100,000 for agreeing to serve as a nominee and a director if so elected or appointed.

Response:

Glenview acknowledges the Staff’s comment with respect to disclosures in future filings regarding each nominee receiving $100,000 for agreeing to serve as a nominee and a director if so elected or appointed.

22.	In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis exists for each opinion or belief. We note the following statements as examples:

•	“HMA completed a lost decade through 2012, generating a compound annual return for shareholders of less than 1% and underperforming its peers over the past 1, 3, 5 and 10 year periods.” (page 4)

•	“HMA’s ability to properly forecast and deliver upon management’s business plan is well below average in the industry....” (page 4)

•

“Following more than 18 months of conversations with management regarding key strategic, operating and capital allocation initiatives, there was no evidence that management was either willing to, or were in a position to, be open minded or intellectually honest in their analysis.” (page 4)

•

“Unfortunately, when a Board refuses to engage in a constructive dialogue, continues upon a path that has dissipated shareholder value and increased the risk profile of the firm and through a long history of inflexibility and underperformance has failed to live up to their responsibility to public shareholders....” (page 5)

Response:

Glenview acknowledges the Staff’s comment as relates to the characterization of each statement or assertion of opinion or belief as such and ensuring that a reasonable basis exists for each opinion or belief in future filings.

23.	Please revise to clarify the statement that Glenview “was forced into activity by the situational dynamics of HMA.”

Response:

Glenview will revise the statement in accordance with the Staff’s comment and file such revised materials with the Commission under Schedule 14A.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

24.	In future filings, please characterize each statement or assertion of opinion or belief as such. We note the following statements as examples:

•	“The board has no strategic vision, only ‘buying boxes[.]”’ (page 22)

•	“In 2012, the Compensation Committee misapplied incentive compensation to Senior Management.” (page 26)

•	“The board failed to consider alternatives to create shareholder value.” (pages 28, 29)

Response:

Glenview acknowledges the Staff’s comment in connection with characterizing each statement of opinion or belief as such in future filings.

25.	We note that regarding third party sources, the disclosure states: “The following transcript has not been checked for accuracy” and “This transcript...may not be entirely accurate.” We refer to Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials, even if the material is derived from third party sources. Please remove these disclaimers from any future filings.

Response:

Glenview acknowledges the Staff’s comment in connection with not including such disclaimers in future filings.

In responding to our comments, please provide a written statement from the participants acknowledging that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Written acknowledgements of the three bullet points in the Staff’s final comment are enclosed with this response letter as Exhibit A.

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

July 5, 2013

Please contact me at (212) 872-1080 or Gerald Brant at (212) 872-1059 if you have any questions regarding our comments.

Sincerely,

/s/ Patrick J. Dooley

Patrick J. Dooley

cc:	Mark Horowitz

Glenview Capital Management, LLC

Gerald Brant

Akin Gump Strauss Hauer & Feld LLP

Exhibit A

July 5, 2013

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Health Management Associates, Inc.

Preliminary Consent Statement on Schedule 14A

Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.

Soliciting Materials Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.

File No. 1-11141

Dear Ms. Ledbetter:

Reference is made to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 2, 2013 (the “Comment Letter”), with respect to the Preliminary Consent Statement on Schedule 14A filed by us with the Commission on June 25, 2013 (the “Preliminary Consent Statement”) and the soliciting material filed pursuant to Exchange Act Rule 14a-12 by us with the Commission on June 25, 2013.

In response to the Staff’s request in the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

GLENVIEW CAPITAL PARTNERS, L.P.

By:	Glenview Capital Management, LLC
Its:	Investment Advisor

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

GLENVIEW CAPITAL MASTER FUND, LTD.

By:	Glenview Capital Management, LLC
Its:	Investment Advisor

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

By:	Glenview Capital Management, LLC
Its:	Investment Advisor

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

GLENVIEW OFFSHORE OPPORTUNITY MASTER FUND, LTD.

By:	Glenview Capital Management, LLC
Its:	Investment Advisor

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

GLENVIEW CAPITAL OPPORTUNITY FUND, L.P.

By:	Glenview Capital Management, LLC
Its:	Investment Advisor

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Horowitz
Name:	Mark Horowitz
Title:	Authorized Signatory

By:	/s/ Larry Robbins
Name:	Larry Robbins